SINTX Technologies, Inc.

1885 West 2100 South

Salt Lake City, Utah 84119

October 8, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Gabor

Re: SINTX Technologies, Inc. – Registration Statement on Form S-3 (File No. 333-249267)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-249267), as amended (the “Registration Statement”) of SINTX Technologies, Inc. We respectfully request that the Registration Statement become effective as of 5:00 p.m., Eastern Time, on October 13, 2020, or as soon thereafter as is practicable. Once the Registration Statement has been declared effective, please confirm orally that event with our counsel, by calling Kevin Ontiveros at (801) 450-7001.

Very truly yours,

SINTX Technologies, Inc.

By:	/s/ B. Sonny Bal
Name:	B. Sonny Bal, M.D.
Title:	Chief Executive Officer and President